LEGACY RESERVES LP

LEGACY RESERVES FINANCE CORPORATION

303 W. Wall Street, Suite 1800

Midland, Texas 79701

December 5, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  H. Roger Schwall, Assistant Director

Re:                             Registration Statement on Form S-4 (No. 333-191703) of Legacy Reserves LP and Legacy Reserves Finance Corporation

Ladies and Gentlemen:

On behalf of Legacy Reserves LP and Legacy Reserves Finance Corporation (the “Issuers”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on Friday, December 6, 2013, or as soon thereafter as practicable.

The Issuers hereby acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Issuers may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

LEGACY RESERVES LP
By: Legacy Reserves GP, LLC,
its general partner

By:	/s/James Daniel Westcott
	Name:	James Daniel Westcott
	Title:	Executive Vice President and Chief
Financial Officer

LEGACY RESERVES FINANCE CORPORATION

By:	/s/James Daniel Westcott
	Name:	James Daniel Westcott
	Title:	Executive Vice President and Chief
Financial Officer